Exhibit 99.1

Press Release, 27 February 2013

Interxion Reports Q4 and Full Year 2012 Results

Financial Highlights

•	Revenue for the fourth quarter and full year increased by 13% to €72.9 million and €277.1 million, respectively (4Q 2011: €64.4 million; FY 2011: €244.3 million)

•	Adjusted EBITDA for the fourth quarter and full year increased by 15% and 18% to €31.2 million and €115.0 million, respectively (4Q 2011: €27.1 million; FY 2011: €97.6 million)

•	Adjusted EBITDA margin for the fourth quarter and full year increased to 42.8% and 41.5%, respectively (4Q 2011: 42.1%; FY 2011: 40.0%)

•	Net profit for the fourth quarter and full year was €5.6 million and €31.6 million, respectively (4Q 2011: €10.6 million; FY 2011: €25.6 million)

•	Capital Expenditures, including intangible assets[1], were €178.3 million

Operating Highlights

•	Equipped Space increased by 4,400 square metres in the fourth quarter and 11,200 square metres for the year to 74,000 square metres

•	Revenue Generating Space increased by 5,000 square metres in the fourth quarter and 9,100 square metres for the full year to 56,200 square metres

•	Utilisation Rate increased to 76% at the end of the year (FY 2011: 75%)

•	Announced expansion projects remain on schedule

AMSTERDAM 27 February 2013 – Interxion Holding NV (NYSE: INXN), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2012.

[1]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 27 February 2013

Interxion Chief Executive Officer, David Ruberg, stated: “Interxion continued to execute in 2012, delivering strong financial results, despite a difficult macro environment. We added record amounts of equipped space and revenue generating square metres, while increasing our utilisation rate. Both revenue and adjusted EBITDA exhibited double digit growth, while positioning ourselves for continued growth into the future.”

“In the fourth quarter, we continued our momentum by adding a record quarterly amount of revenue generating square metres. Compared to our third quarter, recurring revenue increased by 6% and adjusted EBITDA margins grew by 200 basis points,” continued Ruberg.

Quarterly Review

Revenue for the fourth quarter of 2012 was €72.9 million, a 13% increase over the fourth quarter of 2011 and a 3% increase over the third quarter of 2012. Recurring revenue was €69.0 million, a 16% increase over the fourth quarter of 2011 and a 6% increase over the third quarter of 2012. Recurring revenue in the quarter was 95% of total revenue.

Cost of sales in the fourth quarter 2012 was €29.0 million, a 14% increase over the fourth quarter of 2011 and a 2% decrease over the third quarter of 2012.

Gross profit was €43.9 million in the fourth quarter 2012, a 13% increase over the fourth quarter 2011 and a 7% increase over the third quarter of 2012.

Sales and marketing costs in the fourth quarter were €5.5 million, up 19% compared to the prior year quarter. Other general and administrative costs2 were €7.2 million, an increase of 1% compared to the prior year quarter.

[2]	Other general and administrative costs represents General and administrative costs excluding depreciation, amortisation, impairments, share-based payments and increase/(decrease) in provision for onerous lease contracts.

Press Release, 27 February 2013

Adjusted EBITDA for the fourth quarter of 2012 was €31.2 million, up 15% year over year and 9% over the prior quarter. Adjusted EBITDA margin expanded to 42.8% compared to 42.1% in the fourth quarter 2011 and 40.8% in the third quarter 2012.

Depreciation, amortisation, and impairments in the fourth quarter 2012 was €13.1 million, an increase of 56% compared to the prior year quarter and consistent with the company’s data centre investment program.

Quarterly operating profit was adversely impacted by two one-time cost items. During the fourth quarter, the company reassessed its onerous contract provision and recognised an additional onerous lease expense of €0.8 million. Share based payments were €2.6 million in the quarter and were impacted by a €1.9 million provision relating to a one-time employment tax implemented as emergency legislation by the Dutch authorities.

Operating profit during the fourth quarter of 2012 was €14.8 million, a decrease of 16% over the fourth quarter 2011 and a decrease of 11% compared to the third quarter 2012. The operating profit comparisons to prior periods are impacted by the two one-time costs mentioned above.

Net financing costs for the fourth quarter of 2012 were €5.7 million, a 14% increase compared to the fourth quarter 2011, and a 50% increase compared to the third quarter 2012, due to lower capitalised interest as construction projects were completed.

Income tax expense for the fourth quarter of 2012 was €3.5 million, an increase of 79% compared to the fourth quarter 2011. The comparison was negatively impacted by the recognition of a €2.7 million deferred tax asset in the prior year quarter.

Press Release, 27 February 2013

Net profit was €5.6 million in the fourth quarter of 2012, down 47% from the fourth quarter of 2011, and down 34% sequentially.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €32.9 million, a 46% increase from the fourth quarter of 2011, and a 36% increase from the third quarter of 2012.

Capital Expenditures, including intangible assets, were €28.2 million in the fourth quarter 2012.

Cash and equivalents and short term investments were €68.7 million at 31 December 2012, compared to €142.7 million at year end 2011, as the company invested in additional data centre capacity.

Equipped space at the end of the fourth quarter 2012 was 74,000 square metres compared to 62,800 square metres at the end of fourth quarter 2011 and 69,600 square metres at the end of the third quarter 2012. Utilisation rate, the ratio of revenue-generating space to equipped space, was 76%, up from 75% in the fourth quarter 2011, and up from 74% in the third quarter 2012.

Annual Review

Revenue for the full year 2012 was €277.1 million, a 13% increase over full year 2011. Recurring revenue for 2012 was €259.2 million, a 14% increase over 2011, and 94% of total revenue in 2012, up from 93% in 2011.

Gross profit was €164.0 million, a 15% increase over full year 2011.

Press Release, 27 February 2013

Adjusted EBITDA for 2012 was €115.0 million, up 18% year over year. Adjusted EBITDA margin for full year 2012 expanded to 41.5% from 40.0% in 2011.

Net profit was €31.6 million in 2012, up 24% from 2011.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €111.7 million compared to €90.0 million in 2011.

Capital Expenditures, including intangible assets, were €178.3 million in 2012 compared to €162.0 million in 2011.

During 2012, Interxion opened new capacity in Frankfurt, Stockholm, Paris, London, Amsterdam, Madrid and Zurich representing approximately 11,200 square metres of equipped space. The company installed 9,100 revenue generating square metres in 2012. Utilisation was 76% at 31 December 2012 compared to 75% at 31 December 2011.

Business Outlook

The company today is providing guidance for full year 2013:

Revenue	€307 million - €322 million

Adjusted EBITDA	€130 million - €140 million

Capital Expenditures (including intangibles)	€130 million - €150 million

Conference Call to Discuss Results

The company will host a conference call at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) today to discuss the results.

Press Release, 27 February 2013

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 95254723. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 5 March 2013. To access the replay, U.S. callers may dial toll free 1-866-247-4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 95254723.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Use of Non-IFRS Information

EBITDA is defined as operating profit plus depreciation, amortization and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments, increase/decrease in provision for onerous lease contracts, IPO transaction costs, and income from sub-leases on unused data centre sites. Adjusted EBITDA margin is defined as Adjusted EBITDA as a percentage of revenue. We present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as additional information

Press Release, 27 February 2013

because we understand that they are measures used by certain investors and because they are used in our financial covenants in our €60 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin differently than we do. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under IFRS and should not be considered as an alternative to operating profit or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS.

A reconciliation from Operating Profit to EBITDA and EBITDA to Adjusted EBITDA is provided in the notes to our Consolidated Income Statement included elsewhere in this press release.

Interxion does not provide forward-looking estimates of Operating Profit, Depreciation, amortisation, and impairments, Share-based Payments, or Increase/decrease in provision for onerous lease contracts, IPO transaction costs, and Income from sub-leases on unused data centre sites which it uses to reconcile to Adjusted EBITDA. The Company is, therefore, unable to provide forward-looking reconciling information for Adjusted EBITDA.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral collocation data centre services in Europe, serving a wide range of customers through 33 data centres in 11

Press Release, 27 February 2013

European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 27 February 2013

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENT

(in €‘000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2012	31-Dec 2011	31-Dec 2012	31-Dec 2011

Revenue	72,880	64,390	277,121	244,310
Cost of sales	(28,953)	(25,495)	(113,082)	(101,766)

Gross profit	43,927	38,895	164,039	142,544
Other income	120	146	463	487
Sales and marketing costs	(5,503)	(4,643)	(20,100)	(17,680)
General and administrative costs	(23,786)	(16,869)	(79,243)	(67,258)

Operating profit	14,758	17,529	65,159	58,093
Net finance expense	(5,657)	(4,955)	(17,746)	(22,784)

Profit before taxation	9,101	12,574	47,413	35,309
Income tax expense	(3,452)	(1,925)	(15,782)	(9,737)

Net profit	5,649	10,649	31,631	25,572

Basic earnings per share: (€)	0.08	0.16	0.47	0.40
Diluted earnings per share: (€)	0.08	0.16	0.46	0.39

Number of shares outstanding at the end of the period (shares in thousands)	68,176	66,129	68,176	66,129
Weighted average number of shares for Basic EPS (shares in thousands)	68,021	66,052	67,309	64,176
Weighted average number of shares for Diluted EPS (shares in thousands)	69,052	67,449	68,262	65,896

Capacity Metrics
Equipped space (in square meters)	74,000	62,800	74,000	62,800
Revenue generating space (in square meters)	56,200	47,100	56,200	47,100
Utilisation rate	76%	75%	76%	75%

Press Release, 27 February 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €‘000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2012	31-Dec 2011	31-Dec 2012	31-Dec 2011

Consolidated

Recurring revenue	69,002	59,717	259,249	228,328
Non-recurring Revenue	3,878	4,673	17,872	15,982

Revenue	72,880	64,390	277,121	244,310

Adjusted EBITDA	31,187	27,101	115,015	97,637

Gross Margin	60.3%	60.4%	59.2%	58.3%

Adjusted EBITDA Margin	42.8%	42.1%	41.5%	40.0%

Total assets	819,224	744,281	819,224	744,281
Total liabilities	443,650	413,720	443,650	413,720
Capital expenditure, including intangible assets (i)	(28,191)	(68,543)	(178,331)	(161,956)

France, Germany, Netherlands, and UK

Recurring revenue	42,849	36,184	159,136	136,460
Non-recurring Revenue	2,491	3,440	12,640	10,352

Revenue	45,340	39,624	171,776	146,812

Adjusted EBITDA	24,321	21,558	90,121	74,774

Gross Margin	62.7%	62.2%	61.4%	59.8%

Adjusted EBITDA Margin	53.6%	54.4%	52.5%	50.9%

Total assets	546,842	412,160	546,842	412,160
Total liabilities	139,576	97,779	139,576	97,779
Capital expenditure, including intangible assets (i)	(20,090)	(60,230)	(145,080)	(122,880)

Rest of Europe

Recurring revenue	26,153	23,533	100,113	91,868
Non-recurring Revenue	1,387	1,233	5,232	5,630

Revenue	27,540	24,766	105,345	97,498

Adjusted EBITDA	14,379	13,253	55,068	50,676

Gross Margin	62.4%	62.7%	61.5%	61.4%

Adjusted EBITDA Margin	52.2%	53.5%	52.3%	52.0%

Total assets	197,802	181,186	197,802	181,186
Total liabilities	48,183	40,774	48,183	40,774
Capital expenditure, including intangible assets (i)	(7,196)	(6,913)	(29,014)	(35,366)

Corporate and Other

Adjusted EBITDA	(7,513)	(7,710)	(30,174)	(27,813)

Total assets	74,580	150,935	74,580	150,935
Total liabilities	255,891	275,167	255,891	275,167
Capital expenditure, including intangible assets (i)	(905)	(1,400)	(4,237)	(3,710)

(i)	Capital expenditure, including intangible assets, represents payments to acquire property, plant and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 27 February 2013

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: Adjusted EBITDA reconciliation

(in €‘000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2012	31-Dec 2011	31-Dec 2012	31-Dec 2011

Reconciliation to Adjusted EBITDA

Consolidated

Operating profit	14,758	17,529	65,159	58,093
Depreciation, amortization and impairments	13,071	8,371	43,993	35,552

EBITDA	27,829	25,900	109,152	93,645
Share-based payments	2,640	1,347	5,488	2,736
Increase/(decrease) in provision for onerous lease contracts	838	—	838	18
IPO transaction costs (ii)	—	—	—	1,725
Income from sub-leases on unused data center sites	(120)	(146)	(463)	(487)

Adjusted EBITDA	31,187	27,101	115,015	97,637

France, Germany, Netherlands, and UK

Operating profit	15,325	16,286	63,336	53,586
Depreciation, amortization and impairments	8,059	5,272	25,686	21,289

EBITDA	23,384	21,558	89,022	74,875
Share-based payments	219	146	724	368
Increase/(decrease) in provision for onerous lease contracts	838	—	838	18
Income from sub-leases on unused data center sites	(120)	(146)	(463)	(487)

Adjusted EBITDA	24,321	21,558	90,121	74,774

Rest of Europe

Operating profit	9,992	10,448	38,969	37,981
Depreciation, amortization and impairments	4,298	2,673	15,691	12,371

EBITDA	14,290	13,121	54,660	50,352

Share-based payments	89	132	408	324

Adjusted EBITDA	14,379	13,253	55,068	50,676

Corporate and Other

Operating Profit/(Loss)	(10,559)	(9,205)	(37,146)	(33,474)
Depreciation, amortization and impairments	714	426	2,616	1,892

EBITDA	(9,845)	(8,779)	(34,530)	(31,582)
Share-based payments	2,332	1,069	4,356	2,044
IPO transaction costs (ii)	—	—	—	1,725

Adjusted EBITDA	(7,513)	(7,710)	(30,174)	(27,813)

(ii)	“IPO transaction costs” represent expenses associated with the write off of the proportion of the IPO costs allocated to the selling shareholders at the Initial Public Offering.

Press Release, 27 February 2013

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €‘000 - except where stated otherwise)

(unaudited)

	As at
	31-Dec 2012	31-Dec 2011
Non-current Assets

Property, plant and equipment	620,931	477,798
Intangible assets	18,638	12,542
Deferred tax assets	30,376	39,557
Financial fixed assets	774	—
Other non-current assets	4,959	3,841

	675,678	533,738
Current Assets
Trade and other current assets	74,854	67,874
Cash and cash equivalents	68,692	142,669

	143,546	210,543

Total Assets	819,224	744,281

Shareholders’ Equity
Share capital	6,818	6,613
Share premium	477,326	466,166
Foreign currency translation reserve	9,403	7,386
Accumulated deficit	(117,973)	(149,604)

	375,574	330,561

Non-current Liabilities
Trade payables and other liabilities	11,194	10,294
Deferred tax liabilities	2,414	1,742
Provision for onerous lease contracts	7,848	10,618
Borrowings	288,085	257,267

	309,541	279,921
Current Liabilities
Trade payables and other liabilities	127,778	127,639
Income tax liabilities	2,301	2,249
Provision for onerous lease contracts	3,978	3,108
Borrowings	52	803

	134,109	133,799

Total Liabilities	443,650	413,720

Total Liabilities and Shareholders’ Equity	819,224	744,281

Press Release, 27 February 2013

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €‘000 - except where stated otherwise)

(unaudited)

	As at
	31-Dec 2012	31-Dec 2011

Borrowings Net of Cash and Cash Equivalents

Cash and Cash Equivalents (iii)	68,692	142,669

9.5% Senior Secured Notes due 2017 (iv)	256,268	255,560

Mortgage loans	9,903	—

Financial Leases	20,361	337

Other Borrowings	1,605	2,173

Borrowings Excluding Revolving Credit Facility Deferred Financing Costs	288,137	258,070

Revolving credit facility deferred financing costs (v)	(1,371)	(667)

Total Borrowings	286,766	257,403

Borrowings Net of Cash and Cash Equivalents	218,074	114,734

(iii)	Cash and cash equivalents includes €5.0 million as of December 31, 2012 and €4.8 million as of December 31, 2011, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(iv)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(v)	Deferred financing costs of €1.4 million incurred in connection with the €60 million revolving credit facility, which is currently undrawn.

Press Release, 27 February 2013

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €‘000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2012	31-Dec 2011	31-Dec 2012	31-Dec 2011

Profit for the period	5,649	10,649	31,631	25,572
Depreciation, amortization and impairments	13,071	8,371	43,993	35,552
IPO transaction costs	—	—	—	1,725
Unwinding provision for onerous lease contracts	44	(822)	(2,328)	(3,125)
Share-based payments	2,640	1,347	5,488	2,736
Net finance expense	5,657	4,955	17,746	22,784
Income tax expense	3,452	1,925	15,782	9,737

	30,513	26,425	112,312	94,981
Movements in trade and other current assets	(78)	(8,947)	(7,154)	(16,942)
Movements in trade and other liabilities	2,415	5,096	6,543	12,009

Cash Generated from Operations	32,850	22,574	111,701	90,048
Interest paid (vi)	(474)	(294)	(18,081)	(24,472)
Interest received	273	1,010	1,007	2,251
Income tax paid	(1,923)	(2,240)	(5,545)	(3,784)

Net Cash Flows from Operating Activities	30,726	21,050	89,082	64,043
Cash Flows from Investing Activities
Purchase of property, plant and equipment	(26,990)	(65,432)	(172,036)	(154,559)
Disposals of property, plant and equipment	—	—	—	945
Purchase of intangible assets	(1,201)	(3,111)	(6,295)	(7,397)
Acquisition financial fixed assets	—	—	(774)	—
Movement in short-term investments	—	40,000	—	—

Net Cash Flows from Investing Activities	(28,191)	(28,543)	(179,105)	(161,011)
Cash Flows from Financing Activities
Proceeds from exercised options	1,231	452	7,956	3,474
Proceeds from issuance of new shares at IPO	—	—	—	142,952
Repayment of “Liquidation Price” to former preferred shareholders	—	—	—	(3,055)
Secured bank loans	9,890	—	9,890	—
Senior Secured Notes and RCF	—	—	(1,159)	(645)
Other Borrowings	(64)	(131)	(804)	(2,396)

Net Cash Flows from Financing Activities	11,057	321	15,883	140,330
Effect of exchange rate changes on cash	(52)	302	163	192

Net Movement in Cash and Cash Equivalents	13,540	(6,870)	(73,977)	43,554
Cash and cash equivalents, beginning of period	55,152	149,539	142,669	99,115

Cash and Cash Equivalents, End of Period	68,692	142,669	68,692	142,669

(vi)	Interest paid is reported net of cash interest capitalized which is reported as part of “Purchase of property, plant and equipment”.

Press Release, 27 February 2013

INTERXION HOLDING NV

Status of Announced Expansion Projects as at 27 February 2013

with Target Open Dates in 2012 & 2013

Market	Project	CAPEX (a, b) (€ million)	Equipped Space (a) (Sqm)	Target Opening

Frankfurt	FRA 7: New Build	€21	1,500	1Q 2012 (opened)

Stockholm	STO 1: Phase 4 Expansion	€5	500	1Q 2012 (opened)

Paris	PAR 7 : Phase 1 New Build	€70	4,500	2Q 2012 (opened) (c)

Amsterdam	AMS 6: New Build	€60	4,400	3Q 2012 (opened) (d)

London	LON 2: New Build	€38	1,500	3Q 2012 (opened) (e)

Amsterdam	AMS 5: Phase 4 Expansion	€12	1,000	4Q 2012 (opened)

Zurich	ZUR 1: Phase 3 Expansion	€4	600	4Q 2012 (opened)

Madrid	MAD 2: Phase 1 New Build	€10	800	4Q 2012 (opened) (f)

Frankfurt	FRA 6: Phase 3 Expansion	€5	600	1Q 2013

Stockholm	STO 2: Phase 1 New Build	€11	500	2Q 2013

Copenhagen	CPH 1: Expansion	€2	300	2Q 2013

Total		€238	16,200

(a)	CAPEX and Equipped Space are approximate and may change.
(b)	CAPEX reflects the total for the listed project at full power and capacity and may not be all invested in the current year.
(c)	Opened 500 sqm in 2Q 2012 and 1500 sqm in 3Q 2012; remaining 2500 sqm scheduled to open in 1Q 2013.
(d)	Opened 1700 sqm in 3Q 2012 for early customer access; 2700 sqm opened in 4Q 2012.
(e)	1100 sqm opened in 3Q 2012; 400 sqm opened in 1Q 2013.
(f)	Opened 200 sqm in 4Q 2012; remaining 600 sqm scheduled to open in 1Q 2013.